

June 29, 2011

Via Facsimile
Carol Bartz
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 000-28018**

Dear Ms. Bartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosures on page 9 of your Form 10-Q for the fiscal quarter ended March 31, 2011, and in your Forms 8-K furnished on May 13, 2011 and May 16, 2011, relating to the transfer of ownership of Alipay. In your response, please describe in reasonable detail the facts and circumstances surrounding the transfer, as well as the subsequent relationship among Alibaba Group, Alipay and Yahoo!. In this regard, please address the following matters, as well as any other matters that you believe would help inform our understanding of the transfer and its significance to your company:

    -   Your Form 8-K filed on May 13, 2011 indicates that on March 31, 2011, Yahoo! was first notified by Alibaba Group of the August 2010 transfer of ownership of Alipay and the subsequent deconsolidation of Alipay effective in the first quarter of 2011.

Please provide us with a timeline of known events relating to the transfer of Alipay, including when such transfer began.

- Please describe how the transfer was effected (for example, pursuant to a purchase agreement or otherwise). Tell us whether the transfer was conducted in accordance with the governing documents of the Alibaba Group and Chinese law, and explain why or why not. In this regard, we note that Section 3.1(d) of the Alibaba.com Corporation Shareholders Agreement filed as Exhibit 2.5 to your Form 10-K requires approval of a majority of the board of directors for asset transfers in excess of $10 million, and Section 3.4 requires Yahoo!'s approval to "enter into any disposition transactions relating to any of the Company's Core Businesses [which term is defined in the agreement to include Alipay]."

- Your Form 10-Q states that the ownership of Alipay was "restructured" in order to "expedite obtaining an essential regulatory license." Please describe in reasonable detail the licensing regulations that led to the restructuring of Alipay's ownership, including the effective date of such regulations, and explain how the restructuring of Alipay's ownership expedited obtaining such license. Please tell us when Yahoo! became aware of such regulations and their potential applicability to Alipay.

- Please also describe any contractual arrangements that govern the on-going business relationship between Alipay and Mr. Ma, as its indirect majority owner, on the one hand, and Alibaba Group, including Taobao, on the other. Tell us the extent and nature of legal control, if any, Alibaba retains over Alipay.

- Your Form 8-K filed on May 16, 2011, states that Alibaba Group, Yahoo! and Softbank Corporation "are engaged in and committed to productive negotiations to resolve the outstanding issues related to Alipay in a manner that serves the interests of all shareholders as soon as possible." Please advise of the status of these negotiations.

2. We note the remarks made by the company's Chief Executive Officer and Chief Financial Officer at the May 25, 2011 investor day conference regarding the transfer of ownership of Alipay. Please address the following as it relates to the remarks made:

- Clarify whether any consideration was received by the Alibaba Group upon the transfer of ownership of Alipay and how the consideration was determined;

- It was noted that Alipay performs two types of payment processing which includes Taobao-related transactions and third-party transactions. The company's Chief Financial Officer stated that the majority of Alipay's revenues were from Taobao-related transactions which was the business retained by the Alibaba Group. Please tell us how the Taobao-related transaction business was able to be separated from the third-party transaction business of Alipay and why only the third-party transaction business needed to be transferred considering the similarities of these businesses;

- The company's Chief Financial Officer states that the third-party transaction business was not material to Yahoo!. Please provide us with more details in determining that this business was not material including a quantitative analysis that supports this assertion. For example, please tell us the amount and percentage of Alibaba's Group revenues that were attributable to Alipay prior to the deconsolidation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

3. We note your disclosure regarding cash held abroad and the tax implications if such funds are repatriated to the U.S. if required for your operations in the U.S. Please tell us the amount of cash and cash equivalents and short-term investments held outside the U.S. as of December 31, 2010. Additionally, please tell us how you considered providing this quantitative disclosure as information that is material to an understanding of the company's liquidity position. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 65

4. We note that beginning in the fourth quarter of fiscal 2010 search revenue generated under the Search Agreement with Microsoft is reported on a net basis based on your determination that you are not the primary obligor to the advertisers. We also note your disclosure on page 105 stating that under this agreement, you will be the exclusive worldwide relationship sales force for both companies' premium search advertisers. Please describe what this role entails and discuss how your responsibilities in this role were considered in your analysis pursuant to ASC 605-45-45 in concluding that net presentation as it relates to arrangements with these customers is appropriate.

Note 4. Investments in Equity Interests, page 75

5.   Considering your statement in the Form 8-K filed May 13, 2011 that you were first notified on March 31, 2011 of the Alipay transfer which occurred in August 2010 and deconsolidation of Alipay which occurred in the first quarter of 2011, please tell us how you considered these transactions in determining whether an impairment of your equity investment in the Alibaba Group occurred during the year ended December 31, 2010 and the quarter ended March 31, 2011. In your response, please clarify the significance of Alipay to the Alibaba Group and how the transfer and deconsolidation affected the valuation of your investment in the Alibaba Group. Please refer to the guidance in paragraphs 31 and 32 of ASC 323-10-35.

6.   Please also clarify the facts and circumstances that resulted in the deconsolidation of Alipay from the Alibaba Group in the first quarter of 2011 when the transfer of ownership in Alipay occurred in August 2010.

Note 12. Commitments and Contingencies

Contingencies, page 97

7.   We note your disclosure regarding significant legal matters involving the company. Please tell us how you considered paragraphs 3 through 5 of ASC 450-20-50 in disclosing the amount or range of reasonably possible losses. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please revise your disclosure in future filings to provide this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Carol Bartz
Yahoo! Inc.
June 29, 2011
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief